SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Westpoint Stevens Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961238102

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                           Attention: Matthew Kaufman
                                 (973) 437-1000

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3589

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 2 of 18 Pages

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                        Page 3 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Capital Partners II, L.P.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                        Page 4 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                        Page 5 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), Inc.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                        Page 6 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Investment II, L.L.C.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         00

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                        Page 7 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alfred C. Eckert III

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]


-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                        Page 8 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith W. Abell

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                        Page 9 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sanjay H. Patel

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  961238102                                       Page 10 of 18 Pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard M. Hayden

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [   ]
                                                                (b)    [ X ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
       Number of
         Shares                      0
      Beneficially
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.

                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1.   Security and Issuer.
          -------------------

          This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2000 (the "Original 13D" and as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on August 24, 2000 ("Amendment No. 1") and this Amendment No. 2, this "Schedule 13D") in connection with the common stock, par value $.01 per share (the "Common Stock"), of Westpoint Stevens Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Original 13D.

     3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Since the Amendment No. 1, GSCP II has purchased in the open market an additional 797,000 shares of Common Stock for an aggregate consideration of approximately $10,214,326 (the "Purchase Price").

          GSCP  II  obtained   funds  for  the   Purchase   Price  from  capital
contributions from its respective partners.

     4.   Purpose of Transaction.
          -------------------

          The Reporting Persons acquired the Common Stock for investment purposes.

          Other than as set forth in this Item 4 and in Item 4 and Item 6 of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) Based on the Issuer's Quarterly Report filed on Form 10-Q for the period ended June 30, 2000, there were issued and outstanding 49,670,667 shares of Common Stock as of August 8, 2000. GSCP II has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 4,073,200 shares of Common Stock representing approximately 8.20% of the issued and outstanding shares of Common Stock.

          By virtue of its position as general partner of GSCP II, GSI may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 4,073,200 shares of Common Stock representing approximately 8.20% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSI is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of its position as manager of GSCP II, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 4,073,200 shares of Common Stock representing approximately 8.20% of the issued and outstanding shares of Common Stock. Nothing in this
Schedule 13D shall be construed as an admission that GSCP (NJ) LP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of its  position  as general  partner of GSCP (NJ) LP,  GSCP
(NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 4,073,200 shares of Common Stock representing approximately 8.20% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP
(NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Eckert, Abell, Patel and Hayden may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 4,073,200 shares of Common Stock representing approximately 8.20% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that Messrs. Eckert, Abell, Patel and Hayden are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

          (c) The dates, number of shares and prices per share for all purchases of Common Stock made by GSCP II since the Amendment No. 1 are set forth below. All such purchases were made by GSCP II in the open market on the New York Stock Exchange. Other than as set forth herein or in the Original 13D and the Amendment No. 1, the Reporting Persons have not effected any transactions involving the Common Stock during the past 60 days.

                                 Number of Shares            Approximate Price
                                 of Common Stock           Per Share (exclusive
       Date of Purchase             Purchased                 of Commissions)
       ----------------          ---------------           --------------------

       August 28, 2000                 45,300                       $13.47
       August 29, 2000                 30,500                       $13.50
       September 25, 2000             533,400                       $13.01
       September 26, 2000             187,800                       $12.01

          Nothing in this Amendment No. 2 shall be construed as an admission that the Reporting Persons and any other persons or entities constitutes a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

     7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit I --   Joint Filing Agreement, dated as of September 29, 2000,
                         among the Reporting Persons.

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.



                               GREENWICH STREET CAPITAL PARTNERS II,
                                 L.P.


Dated:  September 29, 2000     By:  Greenwich Street Investments II, L.L.C., its
                                    general partner


                                    By:      /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Managing Member


                               GSCP (NJ), L.P.

                               By:  GSCP (NJ), Inc., its general partner


                                    By:      /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Chief Executive Officer



                               GSCP (NJ), INC.


                                    By:      /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Chief Executive Officer



                               GREENWICH STREET INVESTMENTS II,
                               L.L.C.


                                    By:      /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Managing Member


                               /s/ Alfred C. Eckert III
                               -------------------------------------------------
                               Alfred C. Eckert III


                               /s/ Keith W. Abell
                               -------------------------------------------------
                               Keith W. Abell

                               /s/ Sanjay H. Patel
                               -------------------------------------------------
                               Sanjay H. Patel


                               /s/ Richard M. Hayden
                               -------------------------------------------------
                               Richard M. Hayden

                          EXHIBIT I TO AMENDMENT NO. 2
                          ----------------------------


                             JOINT FILING AGREEMENT



          WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

          NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing Amendment No. 2 to Schedule 13D is filed on behalf of each of the undersigned and all subsequent amendments to the Original 13D shall be on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows of reason to believe that such information is not accurate.


                               GREENWICH STREET CAPITAL PARTNERS II, L.P.


Dated:  September 29, 2000     By:  Greenwich Street Investments II, L.L.C., its
                                    general partner


                                    By:      /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Managing Member

                               GSCP (NJ), L.P.

                               By:  GSCP (NJ), Inc., its general partner


                                    By:      /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Chief Executive Officer



                               GSCP (NJ), INC.


                                    By:       /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Chief Executive Officer



                               GREENWICH STREET INVESTMENTS II,
                               L.L.C.


                                    By:      /s/ Alfred C. Eckert III
                                         ---------------------------------------
                                         Name:  Alfred C. Eckert III
                                         Title: Managing Member


                               /s/ Alfred C. Eckert III
                               -------------------------------------------------
                               Alfred C. Eckert III


                               /s/ Keith W. Abell
                               -------------------------------------------------
                               Keith W. Abell


                               /s/ Sanjay H. Patel
                               -------------------------------------------------
                               Sanjay H. Patel


                               /s/ Richard M. Hayden
                               -------------------------------------------------
                               Richard M. Hayden


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